UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, May 27, 2009

France Telecom: option for a share-based dividend payment

At the May 26, 2009 Annual Shareholders’ Meeting, France Telecom shareholders approved the 2008 consolidated financial statements and decided on the payment of a dividend of €1.40 per share. After taking into account the interim dividend of €0.60 per share paid on September 11, 2008, a balance of €0.80 per share remains to be paid. This balance will be paid on June 30, 2009.

Shareholders may opt for payment of the dividend in France Telecom shares for up to 50% of the balance of the dividend to be paid, i.e. €0.40 per share.

The issue price of the France Telecom shares to be paid-out was set by the Board of Directors on May 26, 2009 at €16.01. This price corresponds to the average opening price on the Euronext Paris stock exchange over the twenty trading sessions prior to the date of the Annual Shareholders’ Meeting, after rounding and excluding the balance of the dividend of €0.80.

Shareholders wishing to benefit from this option must make a request to the financial institutions managing their accounts between June 2, 2009 and June 23, 2009 inclusive. Shareholders will then receive from the financial institution acting as their account holder an instruction form to be filled-in and returned once duly signed.

If the option is not exercised within the period mentioned above, the balance of the dividend will be paid entirely in cash.

If the amount of dividends for which the option is exercised does not correspond to a whole number of shares, shareholders shall receive a number of shares rounded-down to the nearest whole number completed by a balance payment in cash.

The new shares will be delivered on June 30, 2009, in registered or bearer form depending on the current status of the shareholder's account. They will bear right to dividends from January 1, 2009.

The new shares will be listed on the Eurolist market of NYSE Euronext Paris stock exchange under the same ISIN code as the existing shares.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (12.7 billion euros in the first quarter of 2009) and, at 29 April 2009, a customer base of more than 183.5 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the first quarter of 2009, the Group had 123 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts +33 1 44 44 93 93

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

Tom Wright, tom.wright@orange-ftgroup.com

This announcement is for information only and does not constitute an offer of securities..

The option to receive the 2008 dividend in shares is not open to shareholders residing in any country where such option would require registration with or authorization by local market authorities. Shareholders residing outside France should inform themselves about any restrictions and ensure compliance. Orders coming from such countries will not be accepted. Shareholders should inform themselves of the conditions and consequences relating to such option and that may apply under local law and are encouraged to consult with their respective tax advisors. When deciding whether or not to elect to receive a dividend in shares, holders should consider the risks relating to an investment in shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 27, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer